 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [ ]Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Villeneuve, Andre (Last) (First) (Middle) United Technologies Corporation One Financial Plaza (Street) Hartford, CT 06101 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol United Technologies Corporation UTX 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

If the form is filed by more than one reporting person, see instruction 4(b)(v). (over) SEC 2270 (3-99)

Villeneuve, Andre - December 2002
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Non-Qualified Stock Option (right to buy)	$64.3400	01/02/2002	A	(A) 2,500.000 (1)	01/02/2005 | 01/01/2012	Common Stock - 2,500.000		2,500.000	D
Non-Qualified Stock Option (right to buy)	$75.0000	04/10/2002	A	(A) 2,500.000	04/10/2005 | 04/09/2012	Common Stock - 2,500.000		2,500.000	D
Phantom Stock Unit	$0.0000	08/14/2002	A	(A) 340.670 (2)		Common Stock - 340.670			D
Phantom Stock Unit	$0.0000	12/31/2002	A	(A) 90.696 (3)		Common Stock - 90.696		6,345.844	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: By: Charles F. Hildebrand, Attorney-in-Fact ________________________________ __________________ ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 2270 (3-99)

Villeneuve, Andre - December 2002
Form 5 (continued)
FOOTNOTE Descriptions for United Technologies Corporation UTX

Form 5 - December 2002

Andre Villeneuve
United Technologies Corporation
One Financial Plaza
Hartford, CT 06101
Explanation of responses:

(1)   Consists of 100% non-qualified United Technologies Corporation stock options acquired at the election of the reporting person in lieu of his/her annual retainer for services as a non-employee director.
(2)   Consists of Phantom Stock Units acquired at the election of the reporting person in lieu of his/her annual retainer for services as a non-employee director under a company program that permits him/her to defer receipt of the retainer. Upon termination of services on the Board of Directors, all such Phantom Stock Units are payable in cash or in stock.
(3)   Consists of Restricted Stock Units acquired during 2002 as dividend equivalents related to deferred Restricted Stock Units acquired as a one-time grant at the election of the reporting person. Upon termination of services on the Board of Directors, all such deferred Restricted Stock Units are payable in cash or in stock.

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